Corrected Execution Version

MEDIACO HOLDINGS INC.
STOCKHOLDERS AGREEMENT
Dated as of April 17, 2024

i

STOCKHOLDERS AGREEMENT
This STOCKHOLDERS AGREEMENT is made as of April 17, 2024, by and among MediaCo Holding Inc., an Indiana corporation (together with its successors and assigns, the “Company”), SLF LBI Aggregator, LLC, a Delaware limited liability company (together with its Permitted Transferees hereunder, the “HPS Investor”), and, solely for purposes of Section 3.3, Article IV and Article V hereof, SG Broadcasting LLC, a Delaware limited liability company (together with its Permitted Transferees hereunder, the “SG Investor” and, together with the HPS Investor, each an “Investor” and, collectively, the “Investors”).
WHEREAS, concurrently with the execution and delivery of this Agreement, the HPS Investor and the Company are entering into that certain Asset Purchase Agreement, dated the date hereof, by and among the HPS Investor, the Company and the other parties thereto (the “Purchase Agreement”);
WHEREAS, capitalized terms used but not defined herein shall have the meaning set forth in the Purchase Agreement; and
WHEREAS, the parties hereto desire to enter into this Agreement to govern certain of their rights, duties and obligations with respect to the Investors’ ownership of Warrants and shares of Company Common Stock.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties mutually agree as follows:
ARTICLE I

DEFINITIONS
Section 1.1    Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:
“Affiliate” means, with respect to any Person, (a) any other Person that directly or indirectly, controls, is controlled by or is under common control with such Person or (b) any Person who is a general partner, partner, managing director, manager, officer, director or principal of the specified Person. The term “control” (including the terms “controlled by” and “under common control with”) as used with respect to any Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise to control such Person within the meaning of such term as used in Rule 405 under the Securities Act. “Controlled” and “controlling” have meanings correlative to the foregoing.
“Affiliated” shall have a correlative meaning to the term “Affiliate”.
“Agreement” means this Stockholders Agreement.
“Beneficial Ownership”, “Beneficial Owner”, “Beneficially Own” and similar terms have the meanings set forth in Rule 13d-3 under the Exchange Act; provided, however, that no Investor shall be deemed to Beneficially Own any securities of the Company held by any other Investor solely by virtue of the provisions of this Agreement (other than this definition).  For the avoidance of doubt, for purposes of this Agreement, at any given time, the HPS Investor will be deemed to Beneficially Own the number of shares of Class A Common Stock issuable upon exercise of all Warrants then held by the HPS Investor, or that the HPS Investor would then be entitled to receive upon the exercise of the Option Agreement in full, whether or not such Warrants and/or Option Agreement are then exercisable.
“Board” means the Board of Directors of the Company.
“Business Day” means any day, other than a Saturday, Sunday or one on which banks are authorized or required by law to be closed in New York, New York.
“Bylaws” means the Company’s Amended and Restated Code of By-Laws, as amended and in effect from time to time.
“Change of Control” means the occurrence of any of the following events:
(a) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act), other than to any of the Investors or any of their respective Affiliates that are not portfolio companies of the Investors and their respective Affiliates (collectively, the “Permitted Holders”);
(b) any person or group, other than the Permitted Holders, is or becomes the Beneficial Owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the voting stock of the Company (or any entity which controls the Company, or which is a successor to all or substantially all of the assets of the Company), including by way of merger, recapitalization, reorganization, redemption, issuance of capital stock, consolidation, tender or exchange offer or otherwise; or
(c) a merger of the Company with or into another Person (other than the Permitted Holders) in which the voting stockholders of the Company immediately prior to such merger cease to hold at least fifty percent (50%) of the voting securities of the surviving entity or ultimate parent entity (in each case, including the Company) immediately following such merger; provided that, in each case under clause (a), (b) or (c), no Change in Control shall occur unless the Permitted Holders in such transaction cease to have the ability, without the approval of any Person who is not a Permitted Holder, to elect more directors of the Company (or any resulting entity) than any other stockholder or group of Affiliated stockholders of the Company.
“Charter” means the Amended and Restated Articles of Incorporation of the Company, as amended and in effect from time to time.
“Chosen Courts” has the meaning set forth in Section 5.2(b).
“Company” has the meaning set forth in the Preamble.

“Company Class A Common Stock” means the Company’s Class A Common Stock, par value $0.01 per share.
“Company Common Stock” means the Company Class A Common Stock, the Company’s Class B Common Stock, par value $0.01 per share, and the Company’s Class C Common Stock, par value $0.01 per share, and any other class or series of the Company’s common stock.
“Company Preferred Stock” means the Company’s preferred stock, par value $0.01 per share.
“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.
“Fully Diluted Company Common Stock” means, at any given time, the total number of shares of Company Common Stock that are issued and outstanding at such time on a fully diluted and as-converted, as-exchanged and as-exercised basis, including (without duplication): (a) the aggregate number of shares of Company Common Stock that are issued and outstanding (including each share of Company Class A Common Stock that is subject to vesting, forfeiture repurchase or other lapse restrictions), (b) the aggregate number of shares of Company Class A Common Stock that are issuable upon conversion of all issued and outstanding shares of preferred stock, par value $0.01 per share of the Company designated as “Series A Convertible Preferred Stock”, (c) the aggregate number of shares of Company Common Stock that are issuable upon conversion, exercise, exchange or other settlement of any then-outstanding equity or equity-linked award of the Company (in each case, whether or not then vested or exercisable) or other equity interests of the Company convertible into or exchangeable or exercisable for Parent Common Stock and (d) the aggregate number of shares of Company Common Stock issuable upon conversion, exchange or exercise of any then-outstanding options, warrants or similar rights or instruments (including all such shares issuable upon exercise of the Warrants then held by the HPS Investor, or that the HPS Investor would then be entitled to receive upon the exercise of the Option Agreement in full, whether or not such Warrants and/or Option Agreement are then exercisable).
“Governmental Authority” means any United States or foreign government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the SEC, or any other authority, agency, department, board, commission or instrumentality of the United States, any State of the United States or any political subdivision thereof or any foreign jurisdiction, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any United States or foreign governmental or non-governmental self-regulatory organization, agency or authority.
“HPS Investor” has the meaning set forth in the Preamble.
“Independent” means “independent” as set forth in NASDAQ Rule 5605(a)(2), otherwise in the NASDAQ Rules (or in any applicable rules of an exchange on which the securities of the Company are listed) and also “independent” as set forth in Rule 10A-3 under the Exchange Act.
“Investor” has the meaning set forth in the Preamble.

“Investor Director Designee” means any individual designated to the Board by the HPS Investor pursuant to the terms and conditions of this Agreement.
“Law” with respect to any Person, means (a) all provisions of all laws, statutes, ordinances, rules, regulations, permits, certificates or orders of any Governmental Authority applicable to such Person or any of its assets or property or to which such Person or any of its assets or property is subject, and (b) all judgments, injunctions, orders and decrees of any Governmental Authority in proceedings or actions in which such Person is a party or by which it or any of its assets or properties is or may be bound or subject.
“NASDAQ” means the Nasdaq Stock Market.
“NASDAQ Rules” means the rules and regulations of the Nasdaq Stock Market.
“Necessary Action” means, with respect to any party and a specified result, all actions (to the extent such actions are not prohibited by applicable Law or the NASDAQ Rules (or the applicable rules of an exchange on which the securities of the Company are listed) and within such party’s control, and in the case of any action that requires a vote or other action on the part of the Board to the extent such action is consistent with fiduciary duties that the Company’s directors may have in such capacity) necessary to cause such result, including (a) calling special meetings of stockholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to shares of Company Common Stock, (c) causing the adoption of stockholders’ resolutions, (d) executing agreements and instruments, (e) making, or causing to be made, with Governmental Authorities, all filings, registrations or similar actions that are required to achieve such result, and (f) nominating and promoting certain Persons for election to the Board (including by soliciting proxies therefor) in connection with the annual or special meeting of stockholders of the Company.
“Permitted Holders” has the meaning set forth in the definition of “Change of Control.”
“Permitted Transferee” means, with respect to any Investor and as of any date of determination, any Affiliate of such Investor.
“Person” means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, limited liability company, Governmental Authority or any other entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity or organization.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.
“SG Investor” has the meaning set forth in the Preamble.
“Subsidiary” means, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person (or another Subsidiary of such Person) holds shares, stock or other ownership interests representing (a) more than fifty percent (50%) of the voting power of all outstanding shares, stock or ownership interests of such entity, (b) the right to receive more than fifty percent (50%) of the net assets of such entity available for distribution to the holders of outstanding shares, stock or ownership interests upon a liquidation or dissolution of such entity, or (c) a general or managing partnership interest in such entity.
“Sunset Date” means the tenth (10th) consecutive day on which the HPS Investor ceases to Beneficially Own a number of shares of Company Common Stock equal to at least twenty-five percent (25.0%) of the then-outstanding Fully Diluted Company Common Stock.
“Threshold Date” means the tenth (10th) consecutive day on which the HPS Investor ceases to Beneficially Own a number of shares of Company Common Stock equal to at least ten percent (10%) of the then-outstanding Fully Diluted Company Common Stock.
“Voting Agreement” means that certain Voting and Support Agreement, dated as of the date hereof, by and among Estrella Broadcasting, Inc., the Company, and the SG Investor.
“Warrants” means all warrants to purchase shares of Company Class A Common Stock issued to the HPS Investor pursuant to the Purchase Agreement or the Option Agreement.
Section 1.2    General Interpretive Principles. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. References to this Agreement shall include all Exhibits, Schedules and Annexes to this Agreement. References to any statute, rule or regulation refer to such statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section. References to any Governmental Authority include any successor to such Governmental Authority. Unless otherwise specified, the terms “hereof,” “herein” and similar terms refer to this Agreement as a whole. For purposes of this Agreement, the words, “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The terms defined in the singular have a comparable meaning when used in the plural, and vice versa. The terms “dollars” and “$” shall mean United States dollars. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.
ARTICLE II

REPRESENTATIONS AND WARRANTIES
Section 2.1    Representations and Warranties of the Investors. Each Investor, severally and not jointly, hereby represents and warrants to the Company and each other Investor that as of the date hereof:

(a) This Agreement has been duly authorized, executed, and delivered by such Investor and, assuming the due execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes a valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).
(b) The execution, delivery, and performance by such Investor of this Agreement and the agreements contemplated hereby and the consummation by such Investor of the transactions contemplated hereby do not and will not, with or without the giving of notice or the passage of time or both: (i) violate the provisions of any Law applicable to such Investor, or (ii) result in any material breach of any terms or conditions of, or constitute a material default under, any contract, agreement or instrument to which such Investor is a party.
Section 2.2    Representations and Warranties of the Company. The Company hereby represents and warrants to each Investor that as of the date hereof:
(a) This Agreement has been duly authorized, executed, and delivered by the Company and, assuming the due execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).
(b) The execution, delivery, and performance by the Company of this Agreement and the agreements contemplated hereby and the consummation by the Company of the transactions contemplated hereby do not and will not, with or without the giving of notice or the passage of time or both: (i) violate the provisions of any Law applicable to the Company or its properties or assets, or (ii) result in any material breach of any terms or conditions of, or constitute a material default under, any contract, agreement or instrument to which the Company is a party or by which the Company or its properties or assets are bound.
ARTICLE III

HPS DESIGNEES
Section 3.1    Board Size.
(a) Effective immediately following the consummation of the Closing on the date hereof, the Board has (i) approved an increase the size of the Board to eleven (11) members, and (ii) appointed to the Board the following three (3) individuals, each of whom shall be considered an Investor Director Designee:

(i)   Colbert Cannon, to serve as a Class III director (as defined in the Bylaws), for a term expiring at the annual meeting of the Company’s stockholders held in 2025 and until his successor is duly elected and qualified, or, if earlier, his death, resignation, retirement or removal from office;
(ii)   Jacqueline Hernandez, to serve as a Class I director (as defined in the Bylaws), for a term expiring at the annual meeting of the Company's stockholders held in 2026 and until her successor is duly elected and qualified, or, if earlier, her death, resignation, retirement or removal from office; and
(iii)   Brett Pertuz, to serve as a Class II director (as defined in the Bylaws), for a term expiring at the annual meeting of the Company’s stockholders held in 2027 and until his successor is duly elected and qualified, or, if earlier, his death, resignation, retirement or removal from office.
(b)            From and after the date hereof, the size of the Board shall be determined in accordance with the Charter, the Bylaws, and applicable Law; provided, that the Company and the Board shall, to the fullest extent permitted by applicable Law, take all Necessary Action to ensure that any change in the size of the Board does not, in and of itself, cause the removal of any Investor Director Designee.
Section 3.2    HPS Investor Director Designees.
(a) To the extent permitted by applicable Law and the NASDAQ Rules (or the applicable rules of an exchange on which the securities of the Company are listed), the Company agrees that, prior to the Threshold Date, the HPS Investor shall have the right (but not the obligation) to designate, with respect to each meeting of Company stockholders at which directors will be elected (and at any election by written consent), a number of individuals for election to the Board such that, if such designees are elected to the Board, then the aggregate number of Investor Director Designees serving on the Board will equal the lesser of (i) the product of the following: (x) the percentage represented by the fraction the numerator of which is the number of  shares of Company Common Stock then Beneficially Owned by the HPS Investor, and the denominator of which is the Fully Diluted Company Common Stock multiplied by (y) the then size of the Board (after taking into account any increase in the size of the Board, other than as contemplated by Section 3.1), and (ii) three (3); provided, that, in the event that the HPS Investor Beneficially Owns greater than fifty percent (50%) of the combined voting power of the Company’s issued and outstanding shares of capital stock entitled to vote upon the election of directors at a meeting of the stockholders of the Company, the foregoing clause (ii) shall be disregarded and shall not apply, such that the HPS Investor’s director designation rights pursuant to this Section 3.2(a) shall be determined in accordance with the foregoing clause (i) subject to any right of the holders of shares of any class of Company Common Stock or Company Preferred Stock to, exclusive of other classes of stockholders, elect directors by class vote set forth in the Charter.  Any product obtained pursuant to the calculation in the immediately foregoing sentence shall be rounded up to the nearest whole number of directors.
(b) For so long as the HPS Investor has the right to designate any Investor Director Designee pursuant to this Section 3.2, one of the Investor Director Designees shall be

Independent (provided, that the foregoing shall not apply for so long as any Investor Director Designee is not Independent due to such Person’s service as the Chief Executive Officer of the Company).  The HPS Investor shall notify the Company in writing of its proposed Investor Director Designees (a “Designation Notice”) promptly (and in any event within two (2) Business Days) of such time that such information is reasonably requested by the Company for inclusion in the Company’s proxy statement for the applicable meeting of stockholders (which request must be made no later than the date that is fifteen (15) days prior to the filing of such proxy statement), and shall provide to the Company all information regarding any such Investor Director Designee as shall be reasonably requested by the Company (including, at a minimum, such information regarding each Investor Director Designee as shall be required to be included in a proxy statement of the Company with respect to the a meeting of stockholders at which directors are to be elected pursuant to applicable securities Laws).  So long as the HPS Investor has the right to designate any Investor Director Designee pursuant to this Section 3.2, the Company shall take all Necessary Action to (i) include each Investor Director Designee in the Company’s proxy statement for the applicable meeting of stockholders among the Company’s and its directors’ nominees for election to the Board at the Company’s applicable meeting of stockholders, and at any adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to the election of members of the Board, and (ii) use the same efforts to cause the election of such Investor Director Designees as it uses to cause other nominees recommended by the Board to be elected, including soliciting proxies or consents in favor thereof.
(c) If at any time the total number of individuals that the HPS Investor then has the right to have included on the Board pursuant to Section 3.2(a) is less than the total number of Investor Director Designees then serving on the Board, then the HPS Investor shall cause the corresponding number of directors designated by the HPS Investor pursuant to the foregoing provisions of this Section 3.2 to immediately resign from the Board and, if such number of directors designated by the HPS Investors fails to so resign, the Company and the HPS Investor shall be immediately required to take any and all Necessary Action to cooperate in ensuring the removal of any such individual from his or her directorship.  In the event that the HPS Investor has nominated less than the total number of Investor Director Designees it is entitled to nominate for election to the Board pursuant to Section 3.2(a), the HPS Investor shall have the right, at any time, to nominate for election to the Board such additional nominees to which it is entitled, in which case, the Company shall take all Necessary Action to (i) enable the HPS Investor to nominate for election to the Board and effect the election or appointment of such Investor Director Designees, whether by increasing the size of the Board or otherwise and (ii) effect the election or appointment of such additional Investor Director Designees to fill such newly-created directorships or to fill any other existing vacancies.
(d) In the event of any vacancy on the Board that is created by reason of the death, removal or resignation of an Investor Director Designee (other than as a result of the HPS Investor ceasing to have the right to designate any directors pursuant to Section 3.2(a) or any resignation or removal pursuant to the terms and conditions of Section 3.2(c)), the HPS Investor shall have the right, pursuant to written notice to the Company (a “Replacement Notice”), to designate another designee to fill the vacancy resulting therefrom, and the Company shall promptly take all Necessary Action to fill such vacancy pursuant to the appointment of the substitute Investor Director Designee specified by the HPS Investor in such Replacement Notice.

(e) For the avoidance of doubt, from and after the Threshold Date, the HPS Investor shall have no right to designate any Investor Director Designees hereunder.
(f) For so long as Section 9.2 of the Charter remains in effect, no Investor Director Designee (including, for the avoidance of doubt, the individuals named in Section 3.2 hereof) shall be classified as a Class A Director or a Class B Director (each as defined in Section 7.4 of the Company’s Charter). From and after the first date that Section 9.2 of the Charter ceases to be of any further force or effect, the Company and the HPS Investor each agree to take all Necessary Action to cause each Investor Director Designee then serving as a director of the Company or subsequently designated by the HPS Investor hereunder to be designated as a Class A Director.
(g) For so long as an Investor Director Designee is a member of the Board in accordance with and subject to the terms of this Agreement, subject to applicable Law and NASDAQ Rules (or the applicable rules of an exchange on which the securities of the Company are listed), and taking into account any “controlled company” exemption thereunder on which the Company is not relying upon, the Company will take all Necessary Action to offer one (1) Investor Director Designee selected by the HPS Investor an opportunity to, at the HPS Investor’s election, either (i) be a member of all committees of the Board that currently exist and any special, executive, or other committees of the Board authorized by the Board after the date hereof, or (ii) attend (but not vote) at the meetings of each such committee as an observer (the foregoing clause (i) or clause (ii), either, at the election of the HPS Investor, the “Committees Opportunity”); provided, that, in the event that the HPS Investor Beneficially Owns greater than fifty percent (50%) of the combined voting power of the Company’s issued and outstanding shares of capital stock entitled to vote upon the election of directors at a meeting of the stockholders of the Company, the Company will take all Necessary Action to offer such Committees Opportunity to the number of Investor Director Designees (rounded up to the nearest whole number) equal to the product of (x) such percentage, and (y) the size of such committee.
Section 3.3    Support. Each Investor, severally and not jointly, agrees and commits solely with the Company (and not any other party hereto) that such party will appear in person or by proxy at any meeting of Company stockholders at which directors are to be elected, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, and vote all shares Beneficially Owned by such party in favor of (i) in the case of the HPS Investor, each of the nominees on the slate of director nominees nominated by the Company for election at such meeting and otherwise in accordance with the Board’s recommendation on any other proposal relating to the appointment, election or removal of directors, and (ii) in the case of the SG Investor, each of the Investor Director Designees on the slate of director nominees nominated by the Company for election at such meeting. The obligation of each Investor to comply with the terms and conditions of this Section 3.3 shall automatically terminate without any further action at such time as the earliest of (A) the HPS Investor ceasing to have the right to designate any directors pursuant to Section 3.2(a), (B) the first date that the HPS Investor Beneficially Owns greater than fifty percent (50%) of the combined voting power of the Company’s issued and outstanding shares of Capital Stock entitled to vote upon the election of directors at a meeting of the stockholders of the Company, and (C) such Investor ceasing to Beneficially Own any shares of Company Common Stock.  Except as set forth in this Section 3.3, the HPS Investor shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of the Company. In the event that, at any time during the period from and after the Closing and the date that the Required Parent Stockholder Approval is obtained, the SG Investor Transfers (as defined in that Voting Agreement) any Subject Shares (as defined in the Voting Agreement) to a third party, at the election of the HPS Investor, each of the Company, the SG Investor and the HPS Investor agree to take such actions as are necessary so that the HPS Investor, substantially concurrently with the consummation of such Transfers (as defined in the Voting Agreement), is afforded a direct or indirect opportunity for liquidity in respect of its Parent Shares that is commensurate with the HPS Investor’s Beneficial Ownership of the Fully Diluted Company Common Stock as of the date of such Transfer (as defined in the Voting Agreement).
Section 3.4.    Expenses; D&O Insurance. For so long as any Investor Director Designee serves as a director, such director shall be entitled to (i) the same reimbursement for travel and other expenses paid to other non-employee directors incurred in connection with his or her duties as a director, including any service on any committee of the Board; and (ii) the same indemnification, exculpation and advancement of expenses rights provided to other non-employee directors, and the Company shall maintain in full force and effect directors’ and officers’ liability insurance coverage with respect to such director (subject to the limitations of such coverage, and with such coverage terms as the Company deems reasonable) to the same extent that it indemnifies and provides insurance for other non-employee directors.

ARTICLE IV

ADDITIONAL PARTIES; CONSENT RIGHTS
Section 4.1    Additional Parties. Additional parties, provided they are Permitted Transferees, may be added to and be bound by and receive the benefits afforded by this Agreement upon the signing and delivery of a counterpart of this Agreement by the Company and the acceptance thereof by such additional parties and, to the extent permitted by Section 5.5, amendments may be effected to this Agreement reflecting such rights and obligations, consistent with the terms of this Agreement, of such party as the Company, the Investors and such party may agree.
Section 4.2.    Consent Rights. Prior to the Sunset Date, the Company shall not, directly or indirectly (including through any of its Subsidiaries), without the consent of the HPS Investor:
(a) amend, alter, repeal or change any provision of the Charter or Bylaws, in each case, in a manner that would adversely change the rights of the HPS Investor hereunder;
(b) acquire or dispose of assets (including, for the avoidance of doubt, any businesses) in one transaction, or a series of related transactions, in an amount exceeding $10.0 million (which, in the case of transactions involving partial or total consideration of property other than cash, shall be calculated based on the fair market value of the total consideration as determined in the good faith judgment of the Board);
(c) enter into any transaction, arrangement, agreement or contract with any Affiliates of the Company or any of its Subsidiaries, unless such transaction, arrangement,

agreement or contract is on arms’ length terms approved by a majority of the disinterested directors on the Board (or a committee comprised solely of disinterested directors of the Board);
(d) effect a Change of Control;
(e) declare (or consent to) any voluntary or involuntary bankruptcy, dissolve, liquidate, wind up its affairs or enter into receivership; or
(f) make any change, or enter into any transaction that would change, the classification of the Corporation as a corporation for U.S. federal income tax purposes or enter into any transaction that would otherwise result in the Holders holding equity in an entity classified for U.S. federal income tax purposes as other than a corporation.
ARTICLE V

MISCELLANEOUS
Section 5.1.    Freedom to Pursue Opportunities.
(a) The parties expressly acknowledge and agree that, to the extent permitted by applicable Law: (i) each of the Investors and their respective Affiliates shall, to the fullest extent permissible by Law, have no duty to refrain from directly or indirectly (A) engaging in the same or similar business activities or lines of business in which the Company or any of its Affiliates now engages or proposes to engage or (B) otherwise competing with the Company or any of its Affiliates; (ii) none of the Company, any of its Subsidiaries or any Investor shall have any rights in and to the business ventures of any Investor, its Affiliates, or the income or profits derived therefrom; (iii) each of the Investors and their respective Affiliates may do business with any potential or actual customer or supplier of the Company or any of its Subsidiaries or may employ or otherwise engage any officer or employee of the Company or any of its Subsidiaries; and (iv) in the event that any Investor or its respective Affiliates acquire knowledge of a potential transaction or other matter or business opportunity which may be a corporate opportunity for itself, herself or himself and the Company or any of its Affiliates, such Investor or its respective Affiliates shall, to the fullest extent permitted by applicable Law, have no fiduciary duty or other duty (contractual or otherwise) to communicate, present or offer such transaction or other business opportunity to the Company or any of its Affiliates and, to the fullest extent permitted by applicable Law, shall not be liable to the Company or its stockholders or to any Affiliate of the Company for breach of any fiduciary duty or other duty (contractual or otherwise) as a stockholder, director or officer of the Company solely by reason of the fact that such Investor or its respective Affiliates pursue or acquire such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another Person, or does not present such corporate opportunity to the Company or any of its Affiliates; provided, that the Company does not renounce its interest in any corporate opportunity offered to any director of the Company if such opportunity is expressly offered to such Person in his or her capacity as a director of the Company and the provisions of this Section 5.1(a) shall not apply to any such corporate opportunity.
(b) To the extent permitted by applicable Law, each Investor (for itself and on behalf of the Company) hereby acknowledges and agrees that no Investor or any of its Affiliates

(or any designees designated to serve on the Board by such Investor or any of its Affiliates), shall be obligated to reveal to the Company or any of its Subsidiaries confidential information belonging to or relating to the business of such Investor or any of its Affiliates.
Section 5.2    Information Rights and Sharing.
(a) So long as the HPS Investor Beneficially Owns a number of shares of Company Common Stock equal to at least five percent (5.0%) of the then-outstanding Fully Diluted Company Common Stock, the Company shall furnish to Holders (a) annual audited financial statements, quarterly unaudited financial statements and monthly unaudited financial statements, in each case, as soon as reasonably practicable after the completion of such period (and, in any event, no later than the date that such information is first required to be delivered to the Company’s security holders or lenders); (b) all notices, reports and certificates furnished by the Company or any of its Subsidiaries to the lenders or other debt holders under the agreements governing the Company’s or any of its Subsidiaries’ indebtedness; and (c) all notices delivered to the Company or any of its Subsidiaries from the lenders or other debt holders under the agreements governing the Corporation’s or any of its Subsidiaries’ indebtedness.
(b) Individuals associated with the HPS Investor may from time to time serve on the Board or the equivalent governing body of the Company’s Subsidiaries.  The Company, on its behalf and on behalf of its Subsidiaries, recognizes that such individuals (i) will from time to time receive non-public information concerning the Company and its Subsidiaries, and (ii) may (subject to the obligation to maintain the confidentiality of such information) share such information with other individuals associated with the HPS Investor.  Such sharing will be for the dual purpose of facilitating support to such individuals in their capacity as members of the Board (or members of the governing body of any Subsidiary) and enabling the HPS Investor, as a stockholder, to better evaluate the Company’s performance and prospects.
Section 5.3    Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect thereto between the parties as to the matters covered herein. In the event of any inconsistency between this Agreement and any document executed or delivered to effect the purposes of this Agreement, this Agreement shall govern as among the parties hereto.
Section 5.4    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be construed and enforced in accordance with, and the rights and duties of the parties shall be governed by, the law of the State of Delaware, without regard to principles of conflicts of laws that would result in the application of the law of any other jurisdiction.
(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of this Agreement or the transactions contemplated hereby exclusively in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, another federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5.8.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 5.4(c).
Section 5.5    Amendment and Waiver.
(a) The terms and provisions of this Agreement may be modified or amended at any time and from time to time only by the written consent of the parties hereto.  If reasonably requested by the HPS Investor, the Company agrees to take all Necessary Action to execute and deliver any amendments to this Agreement to the extent so requested by such Investor in connection with the addition of a Permitted Transferee in accordance with Section 4.1 or a recipient of any newly-issued shares of Company Common Stock as a party hereto.  Any amendment, modification or waiver effected in accordance with the foregoing shall be effective and binding on the Company and all Investors.
(b) Any failure by any party at any time to enforce any of the provisions of this Agreement shall not be construed a waiver of such provision or any other provisions hereof.
Section 5.6    Binding Effect; Assignment. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties’ successors and permitted assigns.  No Investor may assign or transfer its rights under this Agreement except with the prior consent of the Company.  Any purported assignment of rights or obligations under this Agreement in derogation of this Section 5.6 shall be null and void, ab initio. Notwithstanding the foregoing, the rights under this Agreement may be assigned (but only with all related obligations) by an Investor to a Permitted Transferee of such Investor; provided, however, that an Investor may assign any of its rights and obligations hereunder to a Permitted Transferee of such Investor without the consent of any other party hereto, but no such assignment will relieve such Investor of its obligations hereunder and provided that such Permitted Transferee shall agree in writing to assign its rights and obligations hereunder back to such original Investor in the event that such Permitted Transferee shall cease to be an Affiliate of such original Investor.
Section 5.7    Termination. This Agreement shall automatically terminate upon the earlier of (i) the Threshold Date, (ii) a Change of Control; (iii) the written agreement of the Company and the HPS Investor; and (iv) the dissolution or liquidation of the Company.  In the event of any termination of this Agreement as provided in this Section 5.7, this Agreement shall forthwith become wholly void and of no further force or effect (except for this Article V, which shall survive) and there shall be no liability on the part of any parties hereto or their respective Affiliates, except as provided in this Article V.  Notwithstanding the foregoing, no party hereto shall be relieved from liability for any willful breach of this Agreement.
Section 5.8    Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, by its acceptance of the benefits of this Agreement, the Company and each Investor covenant, agree, and acknowledge, on behalf of themselves and each of their respective former, current or future Affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, Affiliates, shareholders, equityholders, controlling persons, managers, member, partners, agents, attorneys, advisors or other representatives or any of the foregoing’s respective successors and assigns (collectively, the “Related Parties”), that no Person (including all Related Parties other than the parties hereto) has any obligations hereunder, and that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Related Party (other than the parties hereto), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties (other than the parties hereto) for any obligation of any Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.
Section 5.9    Notices. Any and all notices, designations, offers, acceptances or other communications provided for herein shall be deemed duly given (a) when delivered personally by hand, (b) when sent by email upon confirmation of receipt or (c) one Business Day following the day sent by overnight courier:
if to the Company, to:
MediaCo Holding Inc.
48 West 25th Street, Floor 3
New York, New York 10010
      Attention: Chief Financial Officer and Vice President of Legal
      Email: legal@mediacoholding.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
      New York, New York 10004
      Attention: Philip Richter; Colum J. Weiden
      Email: Philip.Richter@friedfrank.com; Colum.Weiden@friedfrank.com if to the HPS Investor, to:

SLF LBI Aggregator, LLC
40 West 57th Street, 32nd Floor
New York, NY 10019
Attention: Colbert Cannon
Email: colbert.cannon@hpspartners.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
      New York, New York 10019
      Attention: Brian Scrivani; Jeffrey Marell
      Email: bscrivani@paulweiss.com; jmarell@paulweiss.com

if to the SG Investor, to:
SG Broadcasting LLC
c/o Standard General L.P.
767 5th Avenue, 12th Floor
New York, New York 10153
      Attention: General Counsel
Email: legal@standgen.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
      New York, New York 10004
      Attention: Philip Richter
      Email: Philip.Richter@friedfrank.com;

Section 5.10    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, the remainder of this Agreement shall remain valid and enforceable to the fullest extent permitted by Law and such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and the parties hereto shall take all Necessary Action to cause this

Agreement to be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
Section 5.11    So Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and successors, and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 5.12    Recapitalizations; Exchanges, Etc. The provisions of this Agreement shall apply to the full extent set forth herein with respect to shares of Company Common Stock, to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution of shares of Company Common Stock, by reason of a stock dividend, stock split, stock issuance, reverse stock split, combination, recapitalization, reclassification, merger, consolidation or otherwise. If, and as often as, there are any such changes in Company Common Stock (or any successor securities), appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to Company Common Stock (or any success securities) as so changed.
Section 5.13    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 5.13.
Section 5.14    Aggregation of Securities. All shares of Company Common Stock Beneficially Owned by each Investor and its Permitted Transferees shall be aggregated together for purposes of determining the rights or obligations of the Investors under this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.
MEDIACO HOLDING INC.

By:	/s/ Kudjo Sogadzi
Name:	Kudjo Sogadzi
Title:	Interim President and Chief Operating Officer

SG BROADCASTING LLC

By:	/s/ Soohyung Kim
Name:	Soohyung Kim
Title:	Managing Member

SLF LBI AGGREGATOR, LLC

By:	/s/ Colbert Cannon
Name:	Colbert Cannon
Title:	Managing Director

[Signature Page to Stockholder Agreement]